================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                _______________

                                SCHEDULE 14D-9
         SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                _______________

                                 LIQUENT, INC.
                           (Name of Subject Company)


                                 LIQUENT, INC.
                     (Name of Person(s) Filing Statement)
                                _______________

                         Common Stock, $.001 Par Value
                        (Title of Class of Securities)
                                _______________

                                   269129102
                     (CUSIP Number of Class of Securities)
                                _______________


                                R. Richard Dool
                     President and Chief Executive Officer
                                 Liquent, Inc.
                              1300 Virginia Drive
                                   Suite 125
                           Ft. Washington, PA 19034
                                (215) 619-6300
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                _______________

                                With a Copy to:

                                Andrew Hamilton
                          Morgan, Lewis & Bockius LLP
                              1701 Market Street
                     Philadelphia, Pennsylvania 19103-2921
                                (215) 963-5000

 [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

Contact Information:

Media Relations:                 Company:                            Investor Relations:
David King                       Kate Edmonds
G.S. Schwartz & Co.              Liquent, Inc.                       Liquent, Inc.
212-725-4500                     215-619-6313                        215-619-6000
dking@schwartz.com               kedmonds@liquent.com                Investor.Relations@liquent.com
------------------               --------------------                ------------------------------

FOR IMMEDIATE RELEASE
---------------------

              Liquent To Be Acquired By Information Holdings Inc.

World's Leading Provider of Regulatory Publishing Solutions Will Become Part of
                          Intellectual Property Group

FORT WASHINGTON, PA - November 14, 2001 - Liquent, Inc. (Nasdaq: LQNT), the premier provider of electronic publishing solutions for the life sciences industries, today announced that Information Holdings Inc. (IHI) (NYSE: IHI) will commence a tender offer to purchase all outstanding shares of Liquent common stock for cash consideration of $2.27 per share. The transaction has been approved by the Board of Directors of both IHI and Liquent, and shareholders representing 47% of Liquent's outstanding shares have agreed to tender their shares.

Liquent (formerly ESPS) is a leading provider of software and services solutions that aid in content assembly and publishing for the life sciences industry.
Best known for its flagship software CoreDossier(R), Liquent's solutions are used by 33 of the world's top 50 biopharmaceutical companies for the assembly and publishing of regulatory reports and dossiers including New Drug Applications to the Food and Drug Administration.

Liquent is expected to become part of IHI's Intellectual Property (IP) Group, where its regulatory publishing solutions will be packaged with the regulatory information services of IHI's IDRAC unit, and potentially the IP databases of its MicroPatent unit, providing a total solution to life sciences organizations worldwide.

Commenting on the announcement, Mason Slaine, IHI's President and CEO said, "Liquent has a well-established market position based on its powerful technologies and high value-added services. IHI's complementary strengths will enable the combined businesses to leverage content, customer relationships, technologies and product development in the important life sciences industry."

"IHI's purchase, at a premium of over 135% from our pre-announcement share price represents a compelling opportunity for our shareholders. We are pleased to be joining the Information Holdings family of companies," stated Rick Dool, Liquent's President and CEO. Our new ownership and relationships with IDRAC and other units within IHI will enable us to provide even more value to our existing customers."

IHI will commence the tender offer within two weeks. The completion of the tender offer is contingent on, among other things, IHI receiving greater than 50% of Liquent shares. The transaction is expected to be completed during the first quarter of 2002. Wachovia Securities is acting as financial advisor to IHI in the transaction.

About Liquent, Inc.

Liquent, Inc. is the leading provider of content assembly and publishing solutions for the Life Sciences industry. Built on proven, world-class rendering technology that transforms proprietary content into open formats such as XML and PDF, Liquent software and services are used by 15 of the top 20 global pharmaceutical companies. As a result, Liquent's solutions -- including its flagship software, CoreDossier - have become the industry standard for the production of new drug applications (NDAs), reports, bids and proposals, and technical documentation.

Liquent's content middleware technology enables information assets to be assembled, published, and repurposed for maximum value. Offering seamless integration with leading document management systems and file systems, Liquent's solutions retrieve information from virtually any source format and repository and automatically convert it into high-fidelity renditions that can be easily combined or distilled to meet any need.

In addition to its headquarters in suburban Philadelphia, Liquent maintains offices in the United Kingdom, La Jolla, CA, Latham, NY, and Research Triangle Park, NC.

About Information Holdings Inc.

Information Holdings Inc. is a leading provider of information products and services to scientific, technical, medical, intellectual property and IT learning markets. Through its Intellectual Property Group, which includes MicroPatent(R), Master Data Center(TM), IDRAC(R) and LPS Group, the Company provides a broad array of databases, information products and complementary services for intellectual property and regulatory professionals. The Company is recognized as a leading provider of intellectual property information over the Internet. The Company's CRC Press(R) business publishes professional and academic books, journals, newsletters and electronic databases covering areas such as life sciences, environmental sciences, engineering, mathematics, physical sciences and business. The Company's Transcender(R) unit is a leading online provider of IT certification test-preparation products. Its products include exam simulations for certifications from major hardware and software providers. Information Holdings Inc. is listed on the New York Stock Exchange and trades under the symbol: IHI.

The parties are required to file documentation with the Securities and Exchange Commission concerning the transaction. WE URGE INVESTORS TO READ THE SCHEDULE TO, THE SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the documents filed by IHI or Liquent with the Commission at the Commission's web site at www.sec.gov. In addition, documents filed with the SEC by IHI and Liquent will be available free of charge by directing a request to the Secretary of IHI at 2777 Summer Street, Suite 209, Stamford, CT 06905 and the Secretary of Liquent at 1300 Virginia Drive, Suite 125, Ft. Washington, PA 19034, respectively.

                                    #  #  #


 CoreDossier is a registered trademark of Liquent, Inc. All other company and product names are used for identification purposes only and may be trademarks of their respective owners.

The statements in this news release, which are not historical facts, are forward-looking statements. These forward-looking statements involve risks and uncertainties that could render them materially different. Forward- looking statements are typically statements that are preceded by, followed by or include the words "believes," "plans," "intends," "will," "expects," "anticipates," or similar expressions. Actual results may differ materially from the results predicted, and reported results should not be considered as an indication of future performance. These forward-looking statements involve risks and uncertainties that could render them materially different. More information about factors that potentially could affect Liquent's financial results is included in Liquent's filings with the Securities and Exchange Commission, including its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, and its Annual Report on Form 10-K for the year ended March 31, 2001. The forward-looking information in this release reflects management's judgment only on the date of this press release. Liquent undertakes no responsibility to publicly update the forward-looking statements contained in this press release.